07021659

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 7, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 31	March 7, 2007	Forwarding the Public Notice regarding 'Record Date' published in the newspapers.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Assistant Vice President
Corporate Secretarial

PROCESSED
MAR 13 2007
THOMSON
FINANCIAL

RECEIVED

Encl: a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 7, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Record Date

Further to our letter dated March 02, 2007, we published public notice on the above subject in the following newspapers:

1. Times of India – All Editions
2. The Hindu – All Editions
3. The Statesman - Kolkata
4. Lok Satta – Marathi - Mumbai
5. Sandesh & Gujarat Samachar - Vadodara

We send herewith three (3) copies each of the notice published in Times of India – Mumbai Edition dt March 03, 2007 and Lok Satta – Mumbai Edition dt March 05, 2007 for your records.

Kindly acknowledge the receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
S A 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

THE TIMES OF INDIA, MUMBAI *
SATURDAY, MARCH 3, 2007

Reliance
Industries Limited
Growth is Life

Regd.office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

NOTICE

Notice is hereby given that the Board of Directors of the Company has fixed Thursday, March 22, 2007 as the 'Record Date' to ascertain the names of the members who will be entitled to receive the Interim Dividend on equity shares, if declared by the Board of Directors at its meeting scheduled to be held on March 10, 2007.

Interim Dividend will be paid to the members whose names appear on the Register of Members as on the Record Date and the beneficial owners as per details received by the Company from National Securities Depository Limited and Central Depository Services (India) Limited for this purpose.

For **Reliance Industries Limited**
Sd/-
S. Sudhakar
Asst. Vice President – Corporate Secretarial

Place : Mumbai
Dated : March 2, 2007

www.ril.com

लोकसत्ता
★मुंबई; सोमवार, ५ मार्च २००७
५

Reliance

Industries Limited

Growth is Life

नोंदणीकृत कार्यालय: ३रा मजला, मेकर चेंबर्स ४, २२२, नरिमन पॉइन्ट, मुंबई ४०० ०२१.

नोटिस

ह्याद्वारे नोटिस देण्यात येते की, संचालक मंडळाने १० मार्च २००७ रोजी होणाऱ्या त्यांच्या बैठकीत इक्विटी समभागांवर अंतरिम लाभांश घोषित केल्यास तो मिळण्यास पात्र असलेल्या सदस्यांची नावे निश्चित करण्यासाठी, कंपनीच्या संचालक मंडळाने गुरूवार, २२ मार्च २००७ हा दिवस, 'रेकॉर्ड दिवस' म्हणून निश्चित केला आहे.

रेकॉर्ड दिवशी ज्या सदस्यांची नावे सदस्यांच्या नोंदवहीत असतील अशा आणि नॅशनल सिक्युरिटीज डिपॉझिटरी लिमिटेड व सेन्ट्रल डिपॉझिटरी सर्व्हिसेस (इंडिया) लिमिटेड ह्यांच्याकडून ह्या कारणास्तव प्राप्त झालेल्या तपशिलानुसार असलेल्या उपभोक्त्या मालकाला अंतरिम लाभांश देण्यात येईल.

करिता रिलायन्स इंडस्ट्रीज लिमिटेड
सही/-
एस. सुधाकर
असिस्टंट वाईस प्रेसिडेंट - कॉर्पोरेट सेक्रेटेरिअल

स्थळ · मुंबई
दिनांक : २ मार्च २००७

www.ril.com

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 7, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	March 7, 2007	Intimating the Stock Exchanges that the Board at its Meeting scheduled on March 10, 2007 will also consider and recommend amalgamation of Indian Petrochemicals Corporation Limited with the Company

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 ...
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 ...
Telefax : 022-2204 2268, 2285 2214 Website : www.ril...

March 7, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

Further to our letter dated March 2, 2007, we wish to inform you that at the meeting of the Board of Directors of the Company (the Board) to be held on **Saturday, March 10, 2007,** the Board will also consider and recommend amalgamation of **Indian Petrochemicals Corporation Limited** with the Company.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
S A 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

END